UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THE TIMKEN COMPANY

(Exact Name of Registrant as Specified in its Charter)

Ohio

(State or Other Jurisdiction of Incorporation)

1-1169	34-0577130
(Commission File Number)	(I.R.S. Employer Identification No.)

4500 Mount Pleasant Street NW, North Canton, Ohio 44720

(Address of Principal Executive Offices) (Zip Code)

(234) 262-3000, J. Ted Mihaila, Senior Vice President and Controller

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities ExchangeAct (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This conflict minerals disclosure is made by The Timken Company (the “Company”) pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules promulgated by the Securities and Exchange Commission (the “Rules”), for the reporting period January 1, 2014 to December 31, 2014.

The Company has conducted in good faith a reasonable country of origin inquiry into the origin of conflict minerals, as defined in the Rules (the “Minerals”), that are necessary to the functionality or production of products that the Company manufactures or contracts to manufacture, to determine whether the Minerals originated from the Democratic Republic of Congo or an adjoining country (each a “Covered Country”), or are from recycled or scrap sources.

As a result of its reasonable country of origin inquiry, the Company has made the determination that either such Minerals came from recycled or scrap sources, or, to the extent such Minerals are not from recycled or scrap sources, such Minerals did not originate in a Covered Country, or it has no reason to believe that such Minerals may have originated in a Covered Country. Below is a brief description of the reasonable country of origin inquiry the Company undertook.

First, the Company conducted a review of its product categories and product specifications, and through this review, it identified those products it manufactures or contracts to manufacture for which any of the Minerals are or may be necessary to functionality or production. The Minerals are not necessary to the functionality or production of the vast majority of the products the Company manufactures or contracts to manufacture

Next, the Company identified the suppliers of the products (or their relevant components or materials) identified from the review described above that contain or may contain necessary Minerals. The Company sent each such supplier a form to complete and sign, which included a series of questions seeking information relating to the use and country of origin of any Minerals necessary to the functionality or production of that product, component or material, and required signed certifications as to the foregoing.

The Company evaluated all the responses received, and conducted additional follow-up with suppliers where necessary.

Based on its reasonable country of origin inquiry described above, conducted in good faith, the Company determined that the necessary Minerals in the products it manufactures or contracts to manufacture were from recycled or scrap sources, did not originate from a Covered Country, or did not give the Company reason to believe that the necessary Minerals may have originated from a Covered Country.

This information is also available at the Company’s publicly available Internet website at http://www.timken.com/conflictminerals.

Item 1.02 Exhibit

No Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY

By:	/s/ J. Ted Mihaila
J. Ted Mihaila Senior Vice President and Controller

Date: June 1, 2015

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